Exhibit 2

HARBINGER CAPITAL PARTNERS SENDS LETTER TO RYERSON STOCKHOLDERS

Urges Stockholders to Elect Harbinger’s Independent, Highly-Experienced and Principled Director Nominees

NEW YORK, August 7, 2007 – Harbinger Capital Partners Master Fund I, Ltd. And Harbinger Capital Partners Special Situations Fund, L.P. (together, “Harbinger”) today sent a letter to the stockholders of Ryerson Inc., urging them to elect new directors to the Ryerson Board of Directors at the August 23, 2007 Annual Meeting of stockholders.

Larry Clark, Managing Director of Harbinger Capital Partners, said: “With the announcement of the proposed Platinum Equity transaction, we believe the need for new leadership for Ryerson is even more compelling today than when we began this effort in January of this year. The current Board of Directors and senior management have consistently underperformed and we believe that this management team is no better equipped to conduct an effective review of strategic alternatives than they have been to drive operational performance and profitability. As Ryerson’s largest stockholder, we are concerned that the Platinum Equity transaction is the result of a flawed process and may not represent the best course for maximizing shareholder value.”

Added Clark, “We believe it is imperative that Ryerson’s stockholders elect directors who are experienced, independent and committed to ensuring Ryerson stockholders receive full and fair value for their investments. Our nominees, working within the terms of the merger agreement with Platinum Equity, can objectively evaluate the merits of the current transaction, as well as additional offers that may arise, and are prepared to set the Company on the right course if the Platinum Equity transaction is not completed.”

Full text of Harbinger’s letter follows:

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

August 7, 2007

Dear Fellow Stockholder:

The opportunity has finally arrived for you to elect new directors to the Ryerson Inc. Board of Directors. We, Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., who together own approximately 9.56% of the Company, believe that Ryerson’s current Board of Directors and management team have consistently and repeatedly disregarded stockholder rights and failed to enhance value for the Company’s stockholders. Now, with a proposed acquisition by Platinum Equity announced, we believe it is vital to elect independent Board members who (i) can objectively evaluate the merits of the current transaction, as well as additional offers that may arise, (ii) are prepared to set the Company on the right course if the Platinum Equity transaction is not completed and (iii) can provide stockholders with the opportunity to realize full and fair value for their investments.

We seek your support and urge you to use the enclosed GREEN proxy card to vote today—by telephone, by Internet or by signing, dating and returning the GREEN proxy card in the postage-paid envelope provided.

As the Company’s largest stockholder, we believe our interests, unlike those of management, are aligned with yours. Harbinger has nominated a slate of seven highly qualified, experienced individuals to lead Ryerson because we believe the current Board of Directors and management have failed to generate performance and drive value for stockholders. Consider the following:

We Believe the Current Board of Directors and Senior Management Have Not Demonstrated

Responsible Stewardship of Stockholder Capital

Ryerson’s Board of Directors and senior management have historically demonstrated a lack of focus on profitability and management of inventory. We believe they lack the necessary industry experience and the specific qualifications necessary to understand the value drivers within the metals service center business. Under the Company’s current management team, Ryerson has consistently underperformed its industry peers by a variety of key performance metrics, including gross, operating and net margins, and peer companies have consistently turned inventory more rapidly than Ryerson.

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Ryerson’s EBITDA margin of 4.9% in the first quarter of 2007 was less than half that of Reliance Steel & Aluminum Co., which came in with a first quarter EBITDA margin of 11.8%. The second quarter of 2007 seemed to follow a similar theme, as Ryerson’s EBITDA margin remained constant at 4.9% while Reliance increased to 12.4%.

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Even in a quarter with improved earnings, Ryerson only managed inventory turns of 3.7x in the first quarter of 2007, compared to Reliance, which had first quarter inventory turns of 4.5x. Earnings in the second quarter of 2007 proved to be similarly improved, however Ryerson’s inventory turns were 4.0x while Reliance’s inventory turns were 4.2x. Furthermore, management’s plan to fix the Company’s serious inventory problem depends on a technology conversion that is escalating in cost and will not be complete for almost two more years.

•	Over the past 37 quarters, Reliance has missed analyst projections only six times while Ryerson has failed to meet expectations 19 times.

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Over a nine year period from 1998, Ryerson’s share price has decreased approximately 16% while the select service center composite has increased approximately 267%. Despite Ryerson’s poor share price performance over this period, total compensation for Ryerson’s CEO increased by approximately 277% while the median CEO total compensation for the select service center composite increased by 252%.

We Believe the Current Board of Directors and Senior Management

Have Ignored Stockholders, Delayed Due Process and Entrenched Themselves

Rather than engage in a constructive dialogue, the current Board of Directors responded to the Harbinger proposals by postponing the 2007 Annual Meeting indefinitely and launching a five month search of strategic alternatives that we believe was focused more on preserving current management than on maximizing value for stockholders. It was not until Harbinger filed a complaint in Delaware Chancery Court to compel the scheduling of an Annual Meeting that the Ryerson Board finally decided to fulfill its fiduciary duty to stockholders and schedule an Annual Meeting. Ryerson’s persistent failure to reschedule the 2007 Annual Meeting denied the Company’s stockholders our fundamental right to elect the Company’s directors.

We are Concerned That the Platinum Equity Transaction May Not

Represent the Best Course for Maximizing Stockholder Value

The Platinum Equity transaction resulted from a search for strategic alternatives triggered not by market conditions or operational challenges, but by the current Board of Directors’ response to the Harbinger proxy fight. We believe the current Board of Directors and senior management are no better equipped to conduct an effective review of strategic alternatives and maximize stockholder value than they have been to drive operational performance and profitability. In fact, the proposed merger price represents a 1.3% discount to the closing price of Ryerson common stock on the day prior to the announcement of the Platinum Equity transaction, and a 21.6% discount from the 52 week closing high of $44.00 set on May 9, 2007.

The Harbinger Nominees Have the Expertise and Experience Necessary Both to Guide an Effective Review of Strategic Alternatives and to Guide Ryerson Toward Improved Operations and Profitability

We believe that the composition of the current Board of Directors needs to change drastically and immediately in order to ensure the Company’s full potential is factored into any potential transaction. Harbinger has assembled a slate of independent, experienced and principled director nominees that Ryerson stockholders deserve on the Company’s Board. None of these director nominees are affiliated with Harbinger. We believe each nominee’s track record speaks for itself.

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Harbinger’s nominees boast invaluable experience and expertise. They range from veterans of the metal services and related industries to specialists in logistics, distribution, corporate restructuring and finance.

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If elected, our director nominees intend to apply their combined experience and knowledge toward maximizing value for stockholders and best utilizing Ryerson’s valuable assets for the benefit of all stockholders.

•	Once elected, Harbinger’s nominees will immediately initiate an independent and objective analysis of the proposed Platinum Equity transaction.

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Operating within the terms of the Platinum Equity merger agreement, Harbinger’s nominees can conduct due diligence and review any additional offers promptly following their election, reaching a conclusive recommendation well in advance of the vote on the Platinum Equity transaction.

Protect Your Investment – Elect New Directors Who Will Act in Your Best Interests

Harbinger is seeking your support at the August 23rd, 2007, Annual Meeting of Stockholders, to elect the Harbinger nominees and to take the related actions described in the accompanying proxy materials. Accordingly, we urge you to carefully consider the enclosed information and to support our efforts by using the GREEN proxy card today to vote “FOR” each of the Harbinger nominees and “FOR” each of the related proposals. You may submit your vote by telephone, Internet, or by signing, dating and returning the enclosed GREEN proxy card in the postage-paid envelope provided.

Thank you for your careful consideration,

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY

OR HOW FEW SHARES YOU OWN.

If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Stockholders call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

IMPORTANT

We urge you NOT to sign any White proxy card sent to you by Ryerson.

If you have already done so, you have every legal right to change your vote by using the enclosed GREEN proxy card to vote TODAY—by telephone, by Internet, or by signing, dating and returning the GREEN proxy card in the postage-paid envelope provided.

About Harbinger Capital Partners

The Harbinger Capital Partners investment team located in New York City manages in excess of $12 billion in capital through two complementary strategies. Harbinger Capital Partners Master Fund I, Ltd. is focused on restructurings, liquidations, event-driven situations, turnarounds and capital structure arbitrage, including both long and short positions in highly leveraged and financially distressed companies. Harbinger Capital Partners Special Situations Fund, L.P. is focused on medium to long-term equity investments with a primarily long bias, with flexibility to use other investment strategies and types of securities when attractive opportunities arise.

Investor contact:

Harbert Management Corporation – John McCullough – 205-987-5576

Media contact:

Sard Verbinnen & Co – Dan Gagnier or Robin Weinberg – 212-687-8080

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